CONSENT OF EXPERT
Reference is made to the reports, NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina dated December 23, 2011 and NI 43-101 Technical Report Pre-feasibility Study of the Chinchillas Silver-Lead-Zinc Project, Jujuy Province, Argentina dated May 15, 2017 with an effective date of December 31, 2016 (collectively, the “Reports”), and the information contained in the Reports that I prepared, or reviewed and approved.
In connection with the Registration Statement on Form S-8 of SSR Mining Inc., I, Bruce Butcher, consent to the use of my name and references to the Reports, or portions thereof, in the Registration Statement and to the inclusion or incorporation by reference of information derived from the Reports in the Registration Statement.
Dated this 9th day of August, 2017.
Yours truly,

/s/ Bruce Butcher
Bruce Butcher, P.Eng.